Filed by Aetna Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Coventry Health Care, Inc.
(Commission File No.: 1-16477)

The following transcript was made available by Aetna on its website on September 13, 2012:

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
AET - Aetna Inc. at Morgan Stanley Healthcare Conference

EVENT DATE/TIME: SEPTEMBER 12, 2012 / 01:45PM GMT

SEPTEMBER 12, 2012 / 01:45PM GMT, AET - Aetna Inc. at Morgan Stanley Healthcare Conference

Important Information For Investors And Stockholders

This transcript may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "explore," "evaluate," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," or "will" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Aetna Inc. ("Aetna") will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 containing a proxy statement/prospectus and Coventry Health Care, Inc. ("Coventry") will file with the SEC a proxy statement/prospectus, and each of Aetna and Coventry will file other documents with respect to the proposed acquisition of Coventry and a definitive proxy statement/prospectus will be mailed to stockholders of Coventry. INVESTORS AND SECURITY HOLDERS OF COVENTRY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Coventry through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna's internet website at www.aetna.com or by contacting Aetna's Investor Relations Department at 860-273-8204. Copies of the documents filed with the SEC by Coventry will be available free of charge on Coventry's internet website at www.cvty.com or by contacting Coventry's Investor Relations Department at 301-581-5717.

Aetna, Coventry, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Coventry is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February 28, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 6, 2012, and its Current Report on Form 8-K, which was filed with the SEC on May 31, 2012. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011 ("Aetna's Annual Report"), which was filed with the SEC on February 24, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 9, 2012 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 ("Aetna's Second Quarter 10-Q") which was filed with the SEC on July 31, 2012. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This transcript may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "explore," "evaluate," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," or "will" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control.

Statements in this transcript regarding Aetna that are forward-looking, including Aetna's projections as to the anticipated benefits of the pending transaction to Aetna, operating earnings per share, the impact of the pending transaction on medical membership and the closing date for the pending transaction, are based on management's estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna's control. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to - the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna's ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna's ability to promptly and effectively integrate Coventry's businesses; the diversion of management time on acquisition-related issues; and the implementation of health care reform legislation and changes in Aetna's future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will significantly impact Aetna's business operations and financial results, including Aetna's medical benefit ratios. Components of the legislation will be phased in over the next six years, and Aetna will be required to dedicate material resources and incur material expenses during that time to implement health care reform. Many significant parts of the legislation, including health insurance exchanges, Medicaid expansion, the scope of "essential benefits," employer penalties and the implementation of minimum medical loss ratios, require further guidance and clarification both at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to repeal, amend, or restrict funding for various aspects of health care reform, the 2012 presidential and congressional elections, and the possibility of additional litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include - adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna's business model, restrict funding for or amend various aspects of health care reform, limit Aetna's ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, eliminate or reduce ERISA pre-emption of state laws (increasing Aetna's potential litigation exposure) or mandate coverage of certain health benefits); Aetna's ability to differentiate its products and solutions from those offered by its competitors, and demonstrate that its products lead to access to better quality of care by its members; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu, increased COBRA participation rates or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and

SEPTEMBER 12, 2012 / 01:45PM GMT, AET - Aetna Inc. at Morgan Stanley Healthcare Conference

the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; increases resulting from unfavorable changes in contracting or re-contracting with providers, and increased pharmacy costs); failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to us; adverse changes in size, product mix or medical cost experience of membership; Aetna's ability to diversify its sources of revenue and earnings; adverse program, pricing or funding actions by federal or state government payors, including curtailment or elimination of the Centers for Medicare & Medicaid Services' star rating bonus payments; the ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; the ability to successfully implement Aetna's agreement with CVS Caremark Corporation on a timely basis and in a cost-efficient manner and to achieve projected operating efficiencies for the agreement; Aetna's ability to integrate, simplify, and enhance its existing information technology systems and platforms to keep pace with changing customer and regulatory needs; the success of Aetna's health information technology initiatives; Aetna's ability to successfully integrate its businesses (including Medicity, Prodigy Health Group, PayFlex, and Genworth Financial Inc.'s Medicare Supplement business and other businesses Aetna may acquire in the future, including Coventry) and implement multiple strategic and operational initiatives simultaneously; managing executive succession and key talent retention, recruitment and development; the outcome of various litigation and regulatory matters, including guaranty fund assessments and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna's payment practices with respect to out-of-network providers and/or life insurance policies; reputational issues arising from its social media activities, data security breaches, other cybersecurity risks or other causes; the ability to develop and maintain relations with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna's ability to maintain its relationships with third party brokers, consultants and agents who sell Aetna's products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; and a downgrade in Aetna's financial ratings. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna's Annual Report and Aetna's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (Aetna's "First Quarter 10-Q") and Aetna's Second Quarter 10-Q (together with Aetna's First Quarter 10-Q, Aetna's "Quarterly Reports"), each on file with the SEC. You also should read Aetna's Annual Report and Aetna's Quarterly Reports for a discussion of Aetna's historical results of operations and financial condition.

Statements in this transcript regarding Coventry that are forward-looking, including but not limited to the anticipated benefits of the transaction to Coventry, the projected closing date, the closing of the transaction, and the projected membership additions to Aetna, are based on Coventry's management's estimates, assumptions and projections, and are subject to significant uncertainties and risks, many of which are beyond the control of Coventry's management, including but not limited to - the failure to receive, on a timely basis or otherwise, the required approvals by Coventry's stockholders and government or regulatory agencies; the risk that a condition to closing of the proposed transaction may not be satisfied; Coventry's and Aetna's ability to consummate the proposed transaction; the possibility that the anticipated benefits and synergies from the proposed transaction cannot be fully realized or may take longer to realize than expected; the failure by Aetna to obtain the necessary financing in connection with the proposed transaction; the possibility that costs or difficulties related to the integration of Coventry's and Aetna's operations will be greater than expected; operating costs and business disruption may be greater than expected; the ability of Coventry to retain and hire key personnel and maintain relationships with providers or other business partners pending the consummation of the proposed transaction; and the implementation of health care reform legislation. Among the risk factors that may materially affect Coventry's business, operations or financial condition are the ability to accurately estimate and control future health care costs; the ability to increase premiums to offset increases in the Coventry's health care costs; general economic conditions and disruptions in the financial markets; changes in legal requirements from recently enacted federal or state laws or regulations, court decisions, or government investigations or proceedings; guaranty fund assessments under state insurance guaranty association law; changes in government funding and various other risks associated with Coventry's participation in Medicare and Medicaid programs; Coventry's ability to effectively implement and manage its Kentucky Medicaid program, including the implementation of appropriate risk adjustment revenue and management of the associated medical cost and the effect on its MLR; a reduction in the number of members in its health plans; its ability to acquire additional managed care businesses and to successfully integrate acquired businesses into its operations; its ability to attract new members or to increase or maintain premium rates; the non-renewal or termination of its government contracts, unsuccessful bids for business with government agencies or renewal of government contracts on less than favorable terms; failure of independent agents and brokers to continue to market its products to employers; a failure to obtain cost-effective agreements with a sufficient number of providers that could result in higher medical costs and a decrease in membership; negative publicity regarding the managed health care industry generally or Coventry in particular; a failure to effectively protect, maintain, and develop its information technology systems; compromises of its data security; periodic reviews, audits and investigations under its contracts with federal and state government agencies; litigation, including litigation based on new or evolving legal theories; volatility in its stock price and trading volume; Coventry's indebtedness, which imposes certain restrictions on its business and operations; an inability to generate sufficient cash to service its indebtedness; Coventry's ability to receive cash from its regulated subsidiaries; and an impairment of Coventry's intangible assets. For a further discussion of risks and uncertainties, please see the risk factors described in Coventry's Annual Report on Form 10-K for the year ended December 31, 2011 ("Coventry Annual Report"), Coventry's Quarterly Report for the quarter ending March 31, 2012 ("Coventry First Quarter 10-Q"), and Coventry's Quarterly Report for the quarter ending June 30, 2012 (together with Coventry's First Quarter 10-Q, "Coventry Quarterly Reports"), each on file with the SEC. You should also read the Coventry Annual Report and the Coventry Quarterly Reports for a discussion of Coventry's historical results of operations and financial condition. Except to the extent required by applicable law, Coventry does not intend to update any such forward looking statements. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Coventry. Neither Aetna nor Coventry assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

SEPTEMBER 12, 2012 / 01:45PM GMT, AET - Aetna Inc. at Morgan Stanley Healthcare Conference

CORPORATE PARTICIPANTS

 Joe Zubretsky Aetna Inc. - Senior EVP & CFO

CONFERENCE CALL PARTICIPANTS

 Melissa McGinnis Morgan Stanley - Analyst

 PRESENTATION

Melissa McGinnis - Morgan Stanley - Analyst

Okay. I think we're going to get started. Good morning. Welcome to the final day of Morgan Stanley's Global Healthcare Conference. I am Melissa McGinnis, the managed care analyst at Morgan Stanley, and I'm pleased to have with me this morning Joe Zubretsky, Senior Executive Vice President, Chief Financial Officer, and Chief Enterprise Risk Officer at Aetna.

Before we get started, I do need to read a brief disclosure statement.

Please note that all important disclosures, including personal holding disclosures and Morgan Stanley disclosures, appear on the Morgan Stanley public website at morganstanley.com/researchdisclosures.

With that, I'll now turn it over to Joe for some opening comments.

Joe Zubretsky - Aetna Inc. - Senior EVP & CFO

Thanks, Melissa, and good morning, everyone. First, I want to start with the obligatory cautionary statement. During this session, we will make forward-looking statements, including concerning our 2012 performance and our pending transaction with Coventry. Risk factors that may impact those statements and could cause actual future results to differ materially from currently projected results are described in our SEC filings.

Melissa, you asked me if I would make some opening comments, and I will. I'll make a few opening comments before we go to Q&A.

I think the investment thesis at Aetna is quite exciting, and it starts first with the ability of the traditional core business to produce sustainable, profitable earnings growth. And we certainly are executing on that strategy currently and in the recent past.

Secondly, our strategy to transform the healthcare marketplace, particularly when it comes to contracting with providers and creating new ways of contracting with providers where incentives are aligned and risks are shared in order to drive the value of the core business, is also quite compelling.

And thirdly, we think our recently-announced acquisition of Coventry is going to create significant value for our shareholders operationally, strategically, and financially.

With respect to the core business, I mean we are reaffirming our annual guidance today. You've seen that in the 8-K we filed this morning. But if I look at the metrics, I mean, we're growing again. Began the year at 17.9 million members and projecting 18.2 million for the year, 6% premium growth, and doing this all while maintaining our margin profile in the high single-digit range. In fact, over 9% for the first six months, well on our way to achieving 8.5% for the full year.

We've managed to price to emerging medical trend, which is coming in exactly as we forecasted at 6.5% plus or minus 50 basis points and have managed our SG&A ratio to below 19%. So when you look at the investment thesis behind Aetna, we don't want to underplay what it takes to just routinely with rigor, discipline and rigidity produce value out of the core business the way we have.

The second point I made about the investment thesis is the transformational nature of our strategy. We do believe that three, four, and five years from now our ability to contract with providers in Accountable Care Solutions arrangements where incentives are aligned, risks are shared, getting a best-in-market contract because we are producing those savings with which to grow core membership, is going to be the differentiating factor for Aetna in the marketplace. And we can talk a lot about that.

SEPTEMBER 12, 2012 / 01:45PM GMT, AET - Aetna Inc. at Morgan Stanley Healthcare Conference

It's not a technology play. Technology -- both Aetna technology and purchase technology enables us to transform providers from acute episodic care managers to population -- patient population managers, but it's all about growing the core business. That's where the value is in our ACO strategy.

And lastly, we showed you all the metrics in our recent Coventry acquisition. These are businesses we understand. They are very good operators. It's all about the synergies. And we believe that buying a company that produces $800 million plus of EBITDA and creating $400 million of synergy value in three years is quite compelling. And the deal was financed at very, very attractive rates, using as little Aetna equity as possible. And we can take you through the metrics as we talk today.

So, again, we think the investment thesis is there. The discipline and rigor with which we're managing the core, the transformational nature of our ACO strategy and then clearly the value we are going to create with $0.90 plus of earnings-per-share accretion in year three for the Coventry acquisition.

Melissa McGinnis - Morgan Stanley - Analyst

Great. Thanks, Joe. And also just before I get started on Q&A, we do want to make this interactive. So if you have any questions in the audience, just raise your hand and someone will be along with a microphone throughout the presentation.

QUESTION AND ANSWER

Melissa McGinnis - Morgan Stanley - Analyst

I guess maybe we can start with the organic business, and you highlighted Aetna has in recent months seen an inflection in its growth trends really across all the segments. Sometimes when we see that growth start out of an insurance company, again, concerns arise that you might be doing something with your pricing that could compromise margins. In your view, what is actually driving the inflection and growth at the Aetna enterprise?

Joe Zubretsky - Aetna Inc. - Senior EVP & CFO

If you look back over -- and you really have to look back over the last two or three years to answer that question because what's happened is actually quite extraordinary. If you remember the inflection of 2009 where the entire industry got behind an emerging inflection due to the distressed economy where providers were over-providing and consumers were over-consuming in the wake of job loss, the whole industry, including us, had to course correct.

And so during 2010 and 2011 we had to increase pricing ahead of trend in order to counterbalance that inflection point and achieve "a soft landing" with our medical benefit ratios, which we have, producing low 80s commercial medical benefit ratios exactly where we thought. So there was a series of corrections and over corrections.

Now we think there is equilibrium in the market. Trends are emerging in a very predictable, rational manner. The 6.5% is not a series of lifts, but it's a nice pathway, an emerging trend that is very easy to observe from the below 5.5% trend we experienced last year. And so the ability to price to that has been a lot easier than when you're dealing with a series of inflections.

So our belief is that right now there is equilibrium in the market where pricing and trend are acting very rationally in a very stable way allowing us to at least grow as fast as the market and, in some segments, a little faster than the market.

Melissa McGinnis - Morgan Stanley - Analyst

As you look into 2013 and think about how cost trend might continue to accelerate and how plans might price, especially as we're getting closer to 2014, what do you think we're going to see?

Joe Zubretsky - Aetna Inc. - Senior EVP & CFO

SEPTEMBER 12, 2012 / 01:45PM GMT, AET - Aetna Inc. at Morgan Stanley Healthcare Conference

Right now there is no evidence in the marketplace that we're on the verge of another inflection, but let's face it, we have a series of events at a macroeconomic level that could cause a double dip recession or the economy to go into recession, which could then change consumer and provider behavior. So we're always on the watch for that.

But putting that aside, whether we go over the fiscal cliff or not, we think that the cumulative effect of managed care and the fact that providers are now entering into shared-risk arrangements with Aetna gives us a good outlook that we can predict medical cost trend, price to it with a great deal of visibility and, again, keep our medical benefit ratios in the low 80s.

So we're not giving any forward numeric look at 2013, but it looks as though this environment is here to stay for a while. Again, the cautionary statement would be that if the economy goes into recession again, that those behavioral economics could come back into play, which means the industry would have to correct that.

Melissa McGinnis - Morgan Stanley - Analyst

And can you remind us again how Aetna plans to handle the margin pressures from the industry excise tax both in your commercial business and your government blocks of business?

Joe Zubretsky - Aetna Inc. - Senior EVP & CFO

Sure. Our philosophy is quite simple -- that as stewards of your capital and as the management team of the business, we are obligated to consider all the costs of running the business in the prices we charge to our customers. Customers and brokers are being educated as to the new cost base of the business, which includes both industry and excise taxes in perpetuity if the ACA stands and the reinsurance contribution for a three-year period if the ACA stands.

And so our philosophy has been simply this -- because the taxes are going to be incurred in the 2014 fiscal year, our philosophy is we will attempt to collect those taxes in all the member months that earned in 2014.

Now from an execution point of view, what that means is you have to begin including some tax loadings in your rates on accounts that renew in 2013 because of the spillover effect of those member months into 2014, which we will give us a little bit of an updraft in 2013 on earnings because we're not going to incur the taxes until 2014. So we're going to start including it in prices on accounts that renew in 2013, and the attempt is to recover all of the taxes from member months that earn in 2014.

Melissa McGinnis - Morgan Stanley - Analyst

Great. I just want to stop quickly and check if there are any questions from the audience.

Okay, great. Maybe shifting over to 2014, there's been a lot of focus on exchanges in our discussions this week. During last year's Investor Day, Aetna actually walked through a matrix showing business categories as grow, maintain, restructure, and reposition. I believe you are a small group in individual within that reposition category given all the reform-driven changes around the exchange marketplace.

First, would you still place those business units in that category? And if so, as we near exchange implementation, how do you have to reposition that product portfolio to compete effectively and give an appropriate return on invested capital in that marketplace?

Joe Zubretsky - Aetna Inc. - Senior EVP & CFO

I think the answer to the question is yes, we still internally consider them in the reposition category, only because it's still unclear, it is still unclear what the financial profile, particularly of the individual business will look like in 2014. Bear in mind, there is a new cost pool that's going to emerge because you're in the guaranteed issue world without a really strong enforceable mandate, so the cost pool will expand. You have three federally-constructed risk management mechanisms -- corridors, risk-adjusted revenue, and catastrophic reinsurance. And while we have many models and scenarios on how those will work, it is still unclear how they will work.

And so we're approaching the individual and the small group market with a fair bit of caution. We believe the membership will be there, particularly as people need to get access to subsidies. It's the only way you can get a subsidy by going on the exchange, so the membership will be there. But because the financial profile of the risk pool and the three federally-constructed risk management mechanisms is unclear, we're just approaching it with a great deal of caution. We think long-term there will be

SEPTEMBER 12, 2012 / 01:45PM GMT, AET - Aetna Inc. at Morgan Stanley Healthcare Conference

money to be made in these consumer-based products. We're going to participate on 15 to 20 exchanges right out of the gate. And, of course, with our acquisition of Coventry, they have a nicely-sized individual and small group book of business, and they're planning to participate on the exchanges as well.

So, again, I think the way to look at this is we think long term there's money to be made there, but because of those uncertainties, we're approaching the marketplace out of the gate with a great deal of caution.

Melissa McGinnis - Morgan Stanley - Analyst

Can you talk a little bit about -- Aetna has actually talked about participation in private exchanges and public exchanges. Can you talk about the differences in those two opportunities and how that might work?

Joe Zubretsky - Aetna Inc. - Senior EVP & CFO

Sure. Maybe the best contrast to draw is that if you look at the large group marketplace -- first of all, our strategy, the underpinning of our strategy believes that the employer-sponsored marketplace will be here for a very long time. There's lots of estimates over how big the market will be -- about 150 million individuals-plus over the long term. So we think it's here to stay.

However, we think the old days of selling to the plan sponsor, open enrollment, everybody joining into the product line are ending soon because employers need to take a defined contribution approach. They want to sponsor the program, but they can't afford the trend figures that they're having to deal with. And so we think the marketplace is going to change and insurance will still be employer-sponsored, but employers may shift to making private exchanges available to their employees.

And so having the exchange capability; having your brand be resident; having products that consumers can interact with in a seamless, transparent way that are having great consumer experience, all those features and factors that are going to play to your participation on the public exchanges are going to be as meaningful and relevant in a private exchange at a large employer.

Because this business is going from B to B, to B to B to C, to B to C, pretty quickly. And so when you think about the customer experience of you and your credit card company or you and Amazon, the healthcare industry needs to make the consumer experience as family and relevant. So all of those skills and all the things we are building to do well in the public exchanges will be brought to bear and can be brought to bear as we participate in private exchanges.

Melissa McGinnis - Morgan Stanley - Analyst

Great. Maybe now to switch over, one of the most notable moves Aetna has made ahead of 2014 was the decision to purchase Coventry. And the deal appears aimed more at increasing the scale of the enterprise than necessarily transforming the enterprise like some of the other deals we've seen in the space.

Can you talk a little bit about the strategic rationale behind that decision, especially as it compares to the decision you could have made around purchasing a pure play government asset?

Joe Zubretsky - Aetna Inc. - Senior EVP & CFO

Sure. First of all, the thing -- we've been asked this a lot. The first thing I would say is a transaction does not have to be transformational, in the sense you've used the word, to be attractive and compelling. And quite glibly I like to say, well, maybe it's not transformational, but transforming $800 million of EBITDA into $1.2 billion is transformational enough for me.

And so when you are buying a company that has a configuration and a profile similar to yours, it certainly is about growing our presence in government programs; it certainly is about complementary geographies, and adjunct geographies where we have trouble playing. We've never been able to unlock the value of Pittsburgh and St. Louis. We certainly don't play well in Utah. And so the geographic play was certainly there as well.

Having of our government revenues currently represented in our Company at 20% of the overall profile growing to 30% was certainly attractive to us.

SEPTEMBER 12, 2012 / 01:45PM GMT, AET - Aetna Inc. at Morgan Stanley Healthcare Conference

But when you think about two companies with similar profiles, it's all about the synergies. And we really do think that we have given you a very prudent estimate of what we can harvest within three years time out of the transaction.

And so as I said, it doesn't have to be transformational to be attractive and delivering $0.90 of earnings-per-share accretion in the third year we think is highly value creating. We think that low teens ROICs are very attractive, and if you look at the return on incremental equity issued, it's huge. And so, the time was right; the financing was there. We've kept a very conservative balance sheet here over the past five years, waiting for a strategic opportunity. But it is all about getting access to two cost structures when put together will produce significant value for shareholders.

Melissa McGinnis - Morgan Stanley - Analyst

I just want to check again if there are any questions out there.

Joe Zubretsky - Aetna Inc. - Senior EVP & CFO

[Laurence].

Melissa McGinnis - Morgan Stanley - Analyst

I think we have one here in the middle.

Unidentified Audience Participant

On the exchanges, what do you think the margin profile or the return profile will look like, and how does that differ to the small and individual market today, and then how did that inform your Coventry deal metrics?

Joe Zubretsky - Aetna Inc. - Senior EVP & CFO

Well, we don't know is the honest answer, but we have decided that we are going to keep our individual license, shingles open to participate in the exchanges. I would not have done that unless I thought we could at a minimum earn our cost of capital.

Now my job isn't to earn our cost of capital. It is to exceed our cost of capital. So at a minimum, I think we can earn our cost of capital. Again, the factors I mentioned, the risk pool and how one rates in 2013, rates up in 2013 to hit 2014 and the risk management mechanisms perpetuated by the federal government are a little unclear.

We think Coventry had a similar philosophy. They have a nicely-sized individual and small group business. They have a fantastic cost structure. Their products are very affordable, lean, and sought after by a certain end of the market.

So while it wasn't some would say it was a double-down in the individual and small group market, we didn't look at it that way. Their profile is very similar to ours. It certainly has given us more size in those businesses. But we think their approach is very similar to ours -- approach it with caution; the membership will be there; at a minimum earn your cost of capital; and then over time as all that information seasons into the ratings structure, we believe we ought to be able to exceed the cost of capital, which is exactly what our job is.

Melissa McGinnis - Morgan Stanley - Analyst

Great. Coventry has historically been known for maintaining a very lean cost structure.

Joe Zubretsky - Aetna Inc. - Senior EVP & CFO

Yes.

SEPTEMBER 12, 2012 / 01:45PM GMT, AET - Aetna Inc. at Morgan Stanley Healthcare Conference

Melissa McGinnis - Morgan Stanley - Analyst

And yet, Aetna sounds very confidence in the achieveability of this $400 million synergy target. Can you provide some granularity on the drivers of the $400 million and your level of certainty around the conservatism that you have embedded in that target?

Joe Zubretsky - Aetna Inc. - Senior EVP & CFO

Sure. I think and what maybe the market has missed, because I get this question a lot, is they certainly do have a very efficient cost structure.

Now, don't just look at the SG&A ratios, because mix matters. We've got a very high component of ASC business. Your Medicare mix matters, so don't just look at the ratio. But all-in-all, they do have a very efficient cost structure. But it's efficient not necessarily from a productivity or throughput point of view, but from a unit cost point of view.

They are traditionally operating in lower-cost environments, which means the cost of executing a transaction happens to be lower not because the throughput is faster but because the unit cost is lower.

And so I think what people are missing is, well, how can you then harvest synergies if they have a low cost structure? It's all about duplication. The synergy number we gave you, which is mostly SG&A, although we are targeting other savings in terms of medical costs, PBM contracts, etc., a third of that is raw duplication in the corporate overhead areas. You don't need two of everything.

Another third of it is the fixed cost leverage of taking businesses and migrating them to other platforms where you can completely eliminate one or multiple fixed cost structures that are being used to run businesses.

And so think of the dynamics that we routinely talk about when we talk about our cost structure -- administrative overhead, fixed cost leverage. With a $1.5 billion of IT spend, we know we can ring a significant amount of money out of running multiple platforms from an IT perspective.

And so to me the synergies are all about duplication, not necessarily about unit costs. But they do have a very low cost structure. And we are going to look in the future -- and we haven't even accounted for this -- leveraging their low-cost infrastructure and making sure that we take advantage of areas where they have significant sheds of operations at low unit costs.

So we're quite confident in the synergy numbers.

Melissa McGinnis - Morgan Stanley - Analyst

Great. And it does sound like a fair amount of that comes from eliminating duplicities and systems or processes. Sometimes when we hear systems migration or shutting down platforms at a managed care company, we get a little bit concerned about losing sight of cost trend in business fundamentals.

Joe Zubretsky - Aetna Inc. - Senior EVP & CFO

That is a good fair question.

Melissa McGinnis - Morgan Stanley - Analyst

How comfortable are you that you can undertake these SG&A elimination activities and not lose sight of -- and not lose an amount of visibility in the business?

Joe Zubretsky - Aetna Inc. - Senior EVP & CFO

SEPTEMBER 12, 2012 / 01:45PM GMT, AET - Aetna Inc. at Morgan Stanley Healthcare Conference

That's a very fair question because, as you know, it's all about the veracity and velocity of information to read where trends are headed and make sure you are pricing to it appropriately.

Here is -- the answer to your question is stated simply. Over the past decade, Aetna has very quietly -- we've never made a very big deal about this and making grand announcements about systems migrations, etc., have migrated to two platforms on its way to being one. We are in the process of sunsetting our legacy HMO platform and have created a strategic platform that's going to cater to all of our PPO business and our gate-capped HMO business.

So what has given us the ability to have clarity of information is that slowly and surely, unlike many of our competitors who still have legacy systems from M&A transactions where, quite frankly, I just can't understand how one does read information from multiple platforms, we are on one.

So the fact that we'll be on one hand and we're hurting another one gives me a lot of comfort that we're not trying to figure out how to take 10 of these and shape them into eight of these. This is about one plus one, and we will decide whether we are going to run two or one.

So we haven't even decided yet whether we're going to necessarily run on one platform in the future. They have a very low cost, lean, easy to use and understand administrative platform, and we think they have a fantastic ability to understand their medical costs on a real-time basis. So it's not necessarily true that we're going to completely shut down one platform or the other. We may run multiple. But that still gives us a lot of confidence -- we still have a lot of confidence in the synergy number.

Melissa McGinnis - Morgan Stanley - Analyst

Fantastic. Now I know this isn't embedded in the early accretion forecasts, but is there opportunity for revenue synergies with this deal? And if so, what would the drivers of those be?

Joe Zubretsky - Aetna Inc. - Senior EVP & CFO

There are. We did not count those because when we develop synergy numbers for guidance we have, as you will recall, Tier 1 or bankable synergies, the ones you can see visibly and have more control over.

And then there is sort of Tier 2, which are the rationalization of vendor contracts, PBM, and other types of medical costs, etc., and the one you suggested, revenue.

Coventry purposely did not develop a strategy of specialty or ancillary products. If they make those available to their customer, they are generally private labeled, white labeled, or just brought through the relationship, but provided by other carriers.

And look at what Aetna has developed over the years. We enjoy fantastic results and profits from dental, vision, group life, and long-term disability, our pharmacy benefit management business, behavioral business, etc. So we did not even account for the cross-sell and penetration rate that we will enjoy when we bring all of those specialty products to bear on the Coventry membership.

The second point I would make -- so there is specialty revenue. The second point I would make is, and we didn't count this as well, but I'm quite excited about it, because it's been a vision of ours for many, many years, to unlock the value of workforce optimization by combining the skills of long-term disability, health care, and workers compensation. And when you think about it, all of those three lines of business and coverages intersect with the healthcare system, and somebody is not at their desk every day.

They have the best and largest workers compensation platform in the industry. We have dabbled in that industry over the years, but we've never been able to unlock its secret of profitable growth. So now that we have a fantastic long-term disability platform, what we think is the industry-leading healthcare platform, and now with the world's or the US's largest worker's compensation platform, we believe we will be able to embark upon a strategy of workforce optimization, presenteeism that has not been seen before. But that's probably out a ways and may be a futuristic view, but we think there is value there.

Melissa McGinnis - Morgan Stanley - Analyst

SEPTEMBER 12, 2012 / 01:45PM GMT, AET - Aetna Inc. at Morgan Stanley Healthcare Conference

Great. Another big focus after this deal has been the capital generation for the combined enterprise. I guess, first, can you provide some color around the capital deployment opportunities amid the integration of Coventry? Setting aside some of the blackout periods, how soon can you reenter the repurchase market and how meaningfully?

And then, also, is there room for you to even still do bolt-on acquisitions, if there is some market dislocation from 2013 and 2014?

Joe Zubretsky - Aetna Inc. - Senior EVP & CFO

The capital -- I mean one of the hallmarks of our business profile -- and we think part of the investment thesis is Aetna's ability to generate free cash flow, deploy it accretively and then pocket in very creative ways like our Vitality Re transactions. We have not yet factored in the ability to launch Vitality Re types of securitization transactions on the Coventry capital base, one.

Two is their business cash flow is very, very well, and the combined cash flows of the business, depending on how you measure it, $2.2 billion pre-synergy, $2.5 billion after synergy is very, very robust.

To your near-term question about how do I think about the next 18 months to 24 months, here's the way to think about it very simply. And there's always exceptions to these rules, so this is a general look.

We basically will be out of the market of buying shares for the balance of the year. Maybe the window opens up later in the year, but think about it that way. I would actually argue -- and I've made this argument many times -- that it doesn't matter.

What really matters is the cash flow. So if I'm out of the market but I am cash flowing from my regulated subsidiaries and I'm building up a $1 billion parent company cash balance, all you've lost is the ability to buy it at $37 today when you might have to buy it back at $38 six months from now.

The cash flow is still there. So I would argue that the valuation of the Company has still improved, apply the market multiple to our earnings per share, which has not been benefit by the share repurchases, but then I have $2, $3 or maybe even $4 of cash per share sitting on the balance sheet. So it really doesn't matter as long as the cash flow is there.

So the question to ask isn't whether I'm buying shares. The question to ask is, what's my parent company cash balance between now and year end?

We have said that we are going to take the out-of-the-gate, out-of-the-box, 40% debt-to-cap ratio and bring it down to 35% in two years, and we've committed to the agencies that we're going to do that. We can do that and still have over $1 billion of free cash flow with which to buy shares, buy other companies and deploy in accretive ways.

So the cash flow characteristics of this transaction are absolutely fabulous, and we are going to continue on our path of finding new and creative ways to capitalize the business to create more ROE for you.

Melissa McGinnis - Morgan Stanley - Analyst

Great. I want to ask again, we have a little over three minutes, any other questions from the audience?

Okay. Maybe we will switch away from Coventry for a moment. During 2011, Aetna spent roughly $1.6 billion on the acquisition of a bunch of capabilities that have proven critical, I think, to your ACS strategy. I believe in 2012 we only saw about $0.09 of accretion from that, and there's some commentary at last year's Investor Day that led us to believe that potentially in 2013 the accretion would ramp significantly, potentially above $0.20.

Recognizing you probably won't give me the exact numbers on 2013, are we on track with the integration and synergies and returns for those acquisitions that were made in 2011?

Joe Zubretsky - Aetna Inc. - Senior EVP & CFO

Yes, we are. In fact, we just recently went through another review of the integration of all these assets and are they producing their acquisition case numbers?

SEPTEMBER 12, 2012 / 01:45PM GMT, AET - Aetna Inc. at Morgan Stanley Healthcare Conference

I'll just go down what I'd call the class of 2011. PayFlex is growing nicely and doing a great job for a national account customer base, hitting all its numbers, fully integrated.

Prodigy, our low-cost TPA platform, doing very well, hitting all its numbers, fully integrated, and giving our customers a choice between the gold-plated, high-touch platform that is Aetna's legacy and a lower-touch, disaggregated platform when cost becomes more important.

The Genworth Medicare Supplement business is doing great. It has growing very nicely, and we haven't yet even seen the amount of growth that we're going to get as we make that product more available to our brokerage system, as we sell Medicare Advantage. That hasn't even manifested itself.

And Medicity -- we would not have signed the banner deal in Arizona without the Medicity HIE platform and many others. So Medicity was that key missing ingredient as we tried to develop an integrated technology stack to install in provider groups to allow them to engage in patient population management.

The premise of your question was, are we on track to see accretion beyond the $0.09 you mentioned for 2012? And the answer is yes for two reasons. One, the earnings grow; two, the synergies begin to manifest; and three, the integration costs, which we just expensed, begin to wear off.

So we are on track for additional accretion in 2013 from those transactions.

Melissa McGinnis - Morgan Stanley - Analyst

Great. During your opening commentary, you talked a little bit about Aetna's vision of helping transform the healthcare system, and I think of lot of that feeds into your ACS strategy.

Joe Zubretsky - Aetna Inc. - Senior EVP & CFO

Yes.

Melissa McGinnis - Morgan Stanley - Analyst

Can you provide us an update on those initiatives? And then, also, how investors should start thinking about the financial returns on those arrangements and how they might manifest in our financial models over time?

Joe Zubretsky - Aetna Inc. - Senior EVP & CFO

I'll answer the last part first. And we will begin at the end of this year, whether it is the third quarter or the fourth, we are at Investor Day, begin to talk about the financial returns, and it's all going to be in the context of membership. Because the whole thing is a membership play. And while we absolutely believe that there is a noble cause to help providers shift from a volume-based model to a value-based model, certainly that is good for the economy and good for you and me as consumers, but we need to provide financial returns to our shareholders.

So this is all about getting the best contract in that market because we help them save money, launching new products off of that contract that have a better price point than Blue Cross Blue Shield, or whoever is in that marketplace, creating membership growth.

We've already had significant membership growth, having launched this business only a year ago, and toward the end of this year, we will start -- when we are giving you membership numbers on a quarterly basis, we will start to refer to how many of those members were generated out of ACO arrangements. Because that is really the meaningful statistic. It's all about membership growth and all about getting the best cost structure of launching new products and services and growing membership faster than the competitors.

Melissa McGinnis - Morgan Stanley - Analyst

SEPTEMBER 12, 2012 / 01:45PM GMT, AET - Aetna Inc. at Morgan Stanley Healthcare Conference

Great. Well, I think we're out of time. Thank you, Joe, for joining us, and thank you, all of you, for joining us --

Joe Zubretsky - Aetna Inc. - Senior EVP & CFO

All right, Melissa. Thank you.

Melissa McGinnis - Morgan Stanley - Analyst

-- for joining us this morning as well.

Joe Zubretsky - Aetna Inc. - Senior EVP & CFO

Thank you very much.

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